November 6, 2006
Mr. Jeffrey Reidler
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549-6010

Re:	Catalyst Pharmaceutical Partners, Inc. Registration Statement on Form S-1 File No. 333-136039
Dear Mr. Reidler:
     In connection with the proposed offering of common stock of Catalyst Pharmaceutical Partners, Inc. contemplated by the above-captioned Registration Statement, we wish to advise you that we, as representatives of the underwriters, hereby join with Catalyst Pharmaceutical Partners’ request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on November 7, 2006 at 2:00 P.M., New York City time or as soon as practicable thereafter.
     The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:
(i)	Date of preliminary prospectus: October 4, 2006.

(ii)	Dates of distribution: October 4, 2006 — November 6, 2006

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 7

(iv)	Number of preliminary prospectuses furnished to others: none

(v)	Number of prospectuses so distributed: approximately 2,350

(vi)	Steps taken to comply with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of First Albany Capital Inc.

Very truly yours, FIRST ALBANY CAPITAL INC. STIFEL NICOLAUS & COMPANY, INCORPORATED
By:	First Albany Capital Inc.

By:	/s/ J. Scott Coburn
	Name:	J. Scott Coburn
	Title:	Managing Director